

August 13, 2014

<u>Via Email</u>
Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
2247 Federal Blvd
Denver, CO 80301

      Re: **MassRoots, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed August 12, 2014
              File No. 333-196735

Dear Mr. Dietrich:

    We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Revise the remainder of the filing accordingly.

The Offering, page 5

2.   You state that that information in the prospectus assumes that all outstanding convertible debentures and warrants are converted and exercised, respectively. This presentation does not appear appropriate given that the debentures do not automatically convert upon effectiveness. Please refer to Rule 170 under the Securities Act. Similarly, the shares underlying the warrants should not be presented as outstanding in the prospectus. Please revise.

Exhibit 5.1

3.   We note that the 38,909,000 shares of common stock being offered by the selling shareholders have not yet been issued as of the date of the opinion. Please revise. If counsel is unable to state that the shares are validly issued as of the date of the revised opinion, the opinion should include a detailed explanation of the events that would need to occur for the shares to be validly issued. Ensure that any assumptions that are included are not overly broad. See Staff Legal Bulletin No. 19 available on our website.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Peter J. Gennuso, Esq.
       Thompson Hine LLP